Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-194256 and 333-196437

Free Writing Prospectus dated June 10, 2014

Fantex, Inc.

On June 4, 2014, interviews with Fantex, Inc. (the “Company”) Chief Executive Officer, Cornell “Buck” French were broadcast by each of CNBC, Sports Illustrated and Fox Sports Radio (collectively, the “Broadcasts”). The Broadcasts reference the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) and the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”) of Fantex, Inc. (the “Vernon Davis Offering,” the “EJ Manuel Offering” and the “Mohamed Sanu Offering” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256, and 333-196437, respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement” and the “Mohamed Sanu Registration Statement” respectively, and collectively the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Broadcasts include certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Broadcasts contain certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The Broadcasts were not prepared by or reviewed by the Company or any other offering participant prior to its publication. The publishers of the Broadcasts are not affiliated with the Company. The Company made no payment and gave no consideration to the publishers in connection with the Broadcasts or any other broadcasts by the publishers concerning the Company. With the exception of statements of Mr. French or derived from the Company’s Registration Statement, the Broadcasts represented the publishers’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

The broadcast transcript attached as Annex A was originally broadcast by CNBC on June 4, 2014 (the “CNBC Broadcast”); the broadcast transcript attached as Annex B was originally broadcast by Sports Illustrated on June 4, 2014 (the “SI Broadcast”) and the broadcast transcript attached as Annex C was originally broadcast by Fox Sports Radio on June 4, 2014 (the “FSR Broadcast”).

You should consider statements in the Broadcasts or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

CNBC Broadcast

•                  During the CNBC Broadcast, anchor David Fabor states that “And also…or he also…or it also…I don’t know paid a 77 cent dividend that was announced this week,” and noted that he has “ never actually interviewed a person who went public before.” He proceeded to ask Mr. Davis if he likes “being a stock?” to which Mr. Davis responded “I like being a security.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company.  On May 28, 2014, the Company announced that its board of directors has declared a dividend of $0.70 per share of Fantex Series Vernon Davis payable to holders of record on August 15, 2014.

SI Broadcast

•                  During the SI Broadcast, anchor, Maggie Gray states that Vernon Davis is “allowing people to buy stock in [him].” Holders of shares of the Company’s tracking stock have no direct investment in the associated athlete, brand or brand contract. Holders of shares of the Company’s Fantex Series Vernon Davis will have no direct investment in Vernon Davis, his brand or the Vernon Davis Brand Contract. An investment in a tracking stock will represent an ownership interest in the Company.

FSR Broadcast

•                  During the FSR Broadcast, anchor Jay Mohr asks “You’ve created an IPO. Initial Public Offering of yourself, in which people can buy stock of you. Does this mean I can go and buy shares of Vernon Davis?” and notes that Vernon Davis is “on the stock market.” Holders of shares of the Company’s tracking stock have no direct investment in the associated athlete, brand or brand contract. Holders of shares of the Company’s Fantex Series Vernon Davis will have no direct investment in Vernon Davis, his brand or the Vernon Davis Brand Contract. An investment in a tracking stock will represent an ownership interest in the Company.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the offering, future brand income under the Company’s brand contract with EJ Manuel and Vernon Davis, prospects, plans, market opportunities and the trends that may affect the Company, Vernon Davis, Mohamed Sanu or EJ Manuel. The Company generally identifies forward-looking statements by words such as “expect,” “project,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. These investments are complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the CNBC Broadcast

STATION:	CNBC
Date:	06/04/2014
SUBJECT:	Fantex
PROGRAMS:	Squawk on the Street & Squawk Box

David Fabor, Co-Anchor:

Welcome back to “Squawk on the Street”. Brand company, Fantex has been shaking up Wall Street and the sports world offering investors the chance to buy and sell stock tied to a professional athlete. In fact, we reported on this a few weeks back you may recall. The San Francisco 49er’s tight end Vernon Davis began to trade on April 28th. By the way, Fantex is exchanged…on Fantex’s exchange. And also…or he also…or it also…I don’t know paid a 77 cent dividend that was announced this week. The quiet period’s up so we are joined here by Fantex CEO, Buck French who joined us a few weeks back.

Buck French, CEO, Fantex Holdings:

Thanks for having us.

Fabor:

And the man himself, Vernon Davis. I have interviewed a lot of CEOs of companies that go public. I’ve never actually interviewed a person who went public before. Vernon, why did you choose to do this?

Vernon Davis, Tight End, San Francisco 49ers:

It’s all about developing your brand. And with Fantex, you know they’re a brand building entity. So it was… I think it was a wise decision for me to partner up with these guys because I definitely look forward to building my brand.

Fabor:

You’re going to be giving up 10% of your cash flow from playing for the 49ers or anything else you do related to your brand, correct for…for, for a long, long time.

Davis:

Yes, 10% of my future brand income. So that can be a variety of different things. I just thought it was a wise decision and Buck can tell you the same.

Fabor:

Do you have…are people starting…are shareholders starting to call you up, make sure you’re okay, how you feeling, your legs alright. You know, is everything moving alright today.

Davis:

They’ve started sending me flowers and candy.

[Laughter]

Courtney Reagan, Reporter:

That’s great. I hear he’s got a move he made last week.  You made waves last week skipping the off season workouts foregoing the $200,000 bonus, reportedly in an effort to sign and renegotiate a new deal. What kind of deal are you looking for with the Niners?

Davis:

You know, it’s not really about looking for the deal. Everything I do is in the best interest of building my brand. So I’ve…you know, I’m not really looking at it from a deal standpoint. It’s just how can I use leverage and continue to build my brand.

Male Anchor:

What did you get in return for giving away 10% of your income?

Davis:

$4 million.

Male Anchor:

Okay. You’re in a very odd position now because you’re trying to live your life, but a lot of how you live your life is in a sense, insider information. How are you going to keep…I mean if you feel tired or you feel ill, I mean how are you going to keep the 2 separate?

Davis:

You know what? It’s all about balancing. You have to balance the 2, so for me I have to balance football as well as the IPO.

Male Anchor:

Well in terms of talking to people, you’re going to have to be so careful what you say to strangers about…

Fabor:

Does he have disclosure issues?

French:

From a…you know, whether he’s tired or what’s deemed material is what is important. If he has an injury then obviously he would have to disclose that to us and we would disclose it to the investors. Because technically people are investors in Fantex Inc. not directly in Vernon Davis. So his obligation is contractual to us. If he’s working on a deal or doing something that’s material to his future cash flow stream, then he obviously shouldn’t and won’t disclose that to other people.

Fabor:

Vernon, how many more years do you see yourself playing tight end?

Davis:

Until I can’t play anymore.

Fabor:

Any idea when that will be?

Davis:

You know what, I mean only time will tell. You know I’m not in a rush. I love the game of football. I mean, I just…I embrace it. You know, it’s something I’ve been doing my entire life and I look forward to playing for a long time.

Reagan:

You like being a stock?

Davis:

I do. It’s fun. I like being a security. It’s fun, it’s a lot of fun, it’s exciting.

Fabor:

Vernon Davis, on a field near you and trading on the Fantex exchange. Guys, thanks for being with us. Appreciate it.

French:

Thanks for having us.

Davis:

Thanks for having us.

Fabor:

Back to you Carl.

* * * * *

Annex B

Transcript of the SI Broadcast

STATION:	Sports Illustrated Now
Date:	06/04/2014
SUBJECT:	Vernon Davis

Maggie Gray, Anchor: Next up is 49er all-pro tight end Vernon Davis, we couldn’t be happier to have you here. There is no NFL off-season people are always jonesing for NFL news, and you made some recently because you are allowing people to buy stock in you. Explain how this works.

Vernon Davis:  Well, Fantex is allowing people to buy stock in me.

Gray: Oh, sorry, Fantex is allowing it, Fantex.

Davis: What I did was I sold 10% of my future brand income for $4 million.

Gray: What does that mean to an average person that looks at you on the field on Sundays and says “I like Vernon Davis, I like his game, maybe I will want to invest.”

Davis: Well, here’s the stage, they have the stage to invest in my brand. I really think it’s a no-brainer, if you look at a lot of athletes out there, I feel that we all need to build our brand and that’s where Fantex comes into play. They’re there to help us grasp, hold, and take our brand to the next level.

Gray: What is the Vernon Davis brand?

Davis: Transformative. I think of my brand as transformative. If I take a look at my life and all of the things that I have been through as a child growing up in Washington D.C. in an underprivileged area, going through all the trials, and fighting through all the adversity, then I get into the NFL and Mike Singletary sends me to the locker room. All those things, I look at my life and I label it as transformative.

Gray: Does that still stay with you? That incident with Singletary, that’s still with you?

Davis: It does. It was a turning point in my career and in my life. I learned a lot from that situation and it allowed me to ascend by becoming more of a leader and a man.

Gray: What did it teach you?

Davis: How to be a leader and how to put people first, by being respectful and cognizant of my situation, and that situation was being the leader and captain for the San Francisco 49ers.

Gray: Do you now dole out this advice? I know Colin Kaepernick’s had a tough off-season, what did you say to him to calm him after that situation in Miami.

Davis: No, no. I stay out of that. I leave it up to him. He’s a grown man; he can handle himself, so I just leave it up to him. I stay in my corner and let him handle his own situation.

Gray: Is it more than lead by example for you, or do you feel like you want to be that voice in the locker room that brings everybody together.

Davis: You know what, I’m a vocal leader as much as I like to lead by example, because I feel like it’s imperative that you do both. Young guys come in and watch you and they also want to hear you, they want to hear you speak up and be that leader they look up to.

Gray: The 49ers offense has gone through some changes. You guys are adding some weapons: Stevie Johnson is one of them. How potent is this offense going to be next year?

Davis: I think this offense is going to be a special offense. Like you said, Stevie Johnson, he’s going to be added to the puzzle. Then we have Anquon Bouldon, Michael Crabtree, and not to mention Frank Gore, he’s still a viable weapon. He’s been a warrior, he’s been there for us for numerous years.

Gray: Does it sting going to two straight NFC championship games? What is the mindset going into the season?

Davis: Just continue to build off of what we started. I think we have all the right pieces, we just have to continue to keep it together and we can’t break. You know everyone wants to break us, but if we continue to stay together and fight as a team I think we will have a great opportunity.

Gray: How much does it — I guess — gnaw at you that Richard Sherman, always talking in the field, the Seahawks, dead blood rivals of you guys in that NFC west, that they won the Super Bowl?

Davis: You know what, I think Richard Sherman is a great guy. Everyone’s always talking about him and about how he talks. That’s just what gets him going, everyone has this thing about them when it comes to adrenaline, and this just works for him. I can’t take that away from him, I don’t think no one can and if he likes to do that, then, let him do it.

Gray: Has he ever talked trash to you?

Davis: A few times.

Gray: What does he say?

Davis: Just different things. I can’t really remember — I can’t really put my finger on it at this moment, but he’s always talking. I just let him talk.

Gray: How’s Michael Crabtree feeling? I know this got a lot of attention at the end of the NFC Championship game last year, you know, he was saying Crabtree was a ‘sorry receiver’. Has Crabtree gotten over that?

Davis: I think he has. I think he’s using it as motivation. Michael’s always been a guy to sit back and let people talk. He’s another guy that leads by example, he’s not really vocal, but he’s a good leader for the guys that we have on the team.

Gray:  How do you get over the hump? It’s obviously hard to win in the NFC, it’s hard to win in your division, the Rams are getting up there, the rest of the division is coming for you. How do you make that last move and make it to the Super Bowl and win it?

Davis: Like I said earlier, we just have to stay together as a team; we can’t fold. If we want to be back in the Super Bowl, we have to remain focused, we can’t let the outside world get the best of us, because the moment we do is the moment that we will break. We just have to keep that going for what we have and once we do that we will be on our way.

Gray: Skipping the OTAs, is that a strategy for you now? Is there a contract negotiation, or anything in the works for you happening?

Davis: You know, everything I do is in the best interest of building my brand. I love the 49ers, I would love to retire as a 49er. My dream was to always make it to the NFL and play with the 49ers and I have accomplished that, but as I continue to move forward in my life I want to build my brand and be a 49er. I have to balance the two out. A lot of people look at this Fantex concept and they say ‘Vernon, what are you doing? You’re in football, what are you doing?’ You just have to find that balance, and you do that by taking life one day at a time.

Gray: What do you think about the NFL Players Association filing a grievance on behalf of Jimmy Graham, that he could be classified as a wide-receiver, not a tight-end. How closely are you following that situation?

Davis: Woo-Hoo! That works for me.

Gray: Do you think you should be classified as a wide-receiver, as well?

Davis: You know what, I am a tight-end. But I must say, that if happens, I am sure every tight-end is going to follow behind Jimmy Graham. My role is to play the tight-end position and I do everything that they ask me to do and if it happens for Jimmy Graham, then he’s changing the game for the rest of us.

Gray: Have you reached out to the Players Association to talk about any change on your behalf?

Davis: No, I have not. I will leave that up to my agent.

Gray: So, Jimmy is the one riding on this.

Davis: Jimmy’s going to be the one.

Gray: What do you think about Jimmy?

Davis: I think Jimmy is a great, great individual and he’s also a fantastic player. I take my hat off to him, he is a tremendous athlete. I had a chance to meet him during the Super Bowl this past year, and I got a chance to cultivate the relationship and from that moment realized he was such a great guy and it was actually my first time meeting him.

Gray: Yeah, and he could be a pioneer, trail-blazer, if this ends up getting worked out as a wide-receiver, base-salary is going up.

Davis: woo-hoo!

Gray: I love it. Now, you wrote an article for the MMQB.com about Roger Goodell and the relationship that the players have with him as commissioner and how there’s really a gap there. Do you still believe that that exists?

Davis: Yes. You know what, guys in the NFL have a great relationship with the commissioner, I do. Of course there’s some things that might need to change, but I can’t quite put my finger on it at the moment, but I am sure you’ve heard of it, the media, certain guys complaining about this, and about that. It’s not my job to get involved with that, I leave that up to the commissioner and to the players. Right now, all I can do is focus on what I have going on right now, 49ers, Fantex, and everything that I can do to be the best person that I can be.

Gray: Final question, have you talked to Aldon Smith? How’s he doing?

Davis: I think he’s doing really well. I haven’t really had a chance to speak with him, but from what I’ve heard, he’s doing a terrific job as far as getting back on track and bringing himself up as a person.

Gray: What are you guys expecting from him?

Davis: We’re expecting Aldon Smith, as a teammate, to be accountable, he’s always been, but he’s a young guy and young guys get themselves into things and certain situations and they advance. The beauty is that we can learn from the mistakes that we get ourselves into and we can grow as young men and continue to be good people and leaders. It’s imperative because these young guys are going to follow us and try to mimic everything that we do, so I feel that Aldon Smith is on the rise to become a mature young man, and I believe in him, I support him, and I am there for him.

Gray: Help us with our Twitter question today, what is the best sports debut of all time? How was your debut?

Davis: 49ers debut. First stepping on the field against the Arizona Cardinals. First pass thrown my way, I think I scored a touchdown.

Gray: No way! Can we get one last “woo-wee!”?

Davis: WOO-HOO!

Gray: I love it. Vernon Davis, thank you so much. You’re a class-act and we appreciate it.

Davis: Of course, thanks for having me.

* * * * *

Annex C

Transcript of the FSR Broadcast

MEDIA:	Radio
STATION:	Fox Sports Radio/Jay Mohr Sports
Date:	06/04/2014
SUBJECT:	Vernon Davis

Jay Mohr, Anchor: We’ve got Vernon Davis, how you doin?

Vernon Davis: What’s up? How are you?

Mohr: I am doing good, I am fired up about this thing you’ve just done. You’ve created an IPO. Initial Public Offering of yourself, in which people can buy stock of you. Does this mean I can go and buy shares of Vernon Davis?

Davis: Yes you can, most definitely?

Mohr: What would happen for the stock to tank? Or soar? How does the stock go up with Davis?

Davis: It’s all about building my brand. Thanks to Fantex, I am able to work and build my brand. That’s why it was such an easy decision to partner with these guys, because they are so eager, reputable, and motivated to help this take off.

Mohr: The other guy who has done this with Fantex is EJ Manuel… kind of a chasm, in terms of talent. I would much rather buy stock in Vernon Davis, who’s buying stock in EJ Manuel?!

Davis: I don’t get involved with that… That’s for you to decide.

Mohr: Who’s the best corner in the NFL?

Davis: The best corner?

Mohr: Yes.

Davis: Davis. That kid’s on a roll.

Mohr: We had a list of 3: Sherman, Peterson, Reevis. And you just leap-frogged us all.

Davis: Oh yeah, he’s a beast.

Mohr: Why aren’t you at OTAs? What’s going on?

Davis: Every decision I make is in the best interest of my brand. We sometimes have to make a business decision, and my decision is to workout on my own because I’m focused on building my brand and balancing everything out. At the end of the day, you have to have that sweet balance.

Mohr: What’s the end game for you? What would make you happy from the San Francisco 49ers (to return to the team)?

Davis: Just being able to retire as a 49er. It’s my dream to retire as a 49er, and that’s the hope I have at the moment.

Mohr: You’re the first athlete to ever answer that question. I admire you for putting your name on it. A lot of guys duck it, and you’re like ‘I want to retire a 49er, so back up the truck and pay me……Let’s get it done! Is there a better tight-end in the NFL than Vernon Davis?

Davis: Yeah! There’s Jimmy Graham, Antonio Gates…

Mohr: Okay, Vernon Davis stock just went down. What are you doing? You’re killing my stock!

Davis: I can’t sit up here and talk about myself, I can talk about Fantex and I can talk about stocks. BUT, I can’t say I’m the best — I have to be humble. Come on man, you know that.

Mohr: I understand that. But the San Francisco 49ers are putting together a new deal for Colin Kaepernick. Kaep’s new to the league, and people still think he’s been around for a long time, but it’s coming up on his 4th season. Vernon, you’ve put your time in, you’ve been in the trenches a long time. If I am the 49ers I have got to pay my man Vernon Davis too.

Davis: Thank you, I appreciate that.

Mohr: How’s the new Levi’s Stadium in Santa Clara looking?

Davis: I drive by it every day and it looks phenomenal. I can’t wait to get in there with the fans and the whole community. It’s something new that will provide a lot of motivation for not just the players, but the entire 49er gang. It’s going to be amazing.

Mohr: Pride of Dunbar High School, Vernon Davis joining us, Dunbar that’s a basketball school, did you play hoops?

Davis: I did, my first sport was basketball.

Mohr: What position?

Davis: I was a power forward, but as you know, you have to be at least 6’8” to make it in the NBA, so I decided to go with football.

Mohr: Going to your coach Jim Harbaugh, It seems to me, when he’s screaming and going crazy on the sidelines, I think if he weren’t with the 49ers, if he were with the Jets or Giants as their head coach — he would be run out of the league as a stark-raving lunatic. It’s almost like the media doesn’t notice what an actual crazy person he is.

Davis: No, I wouldn’t necessarily call him crazy. I think he is just built for the job. Every coach has something different about them. He’s just one guy with a lot of enthusiasm — he’s just always on it. He’s one of those coaches that is just built for the game.

Mohr: Can that grind you down? After a few seasons of the enthusiasm, does it wear you down? Or does it run that risk?

Davis: We’ve been used to Harbaugh and the way he coaches the game. As far as being our head coach that’s just who he is.

Mohr: Have you ever borrowed any khaki pants from Harbaugh?

Davis: You know, I borrowed one pair of khaki pants from Harbaugh, it had a red ink spot instead of a blue ink spot.

Mohr: Vernon Davis has teamed up with Fantex, F-A-N-T-E-X, there is an IPO — now if I go on the stock market right now I can just get — what’s the abbreviation for the Vernon Davis stock?

Davis: The abbreviation is VNDSL. V, N as in Nancy, D as in Dog, S-L.

Mohr: How about D as in Davis, keep it simple.

Davis: Yes.

Mohr: My man, you’re on the stock market — I’m not, you’re cool. Keep getting after it.

Davis: You’re cool too.

Mohr: Hey! Well we will talk again soon, let’s start breaking bread now.

Davis: Yes sir!

Mohr: Appreciate it! San Francisco 49er pro-bowl tight-end, Vernon Davis.

* * * * *